

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2018

John E. Timberlake
Chief Executive Officer
Valeritas Holdings, Inc.
750 Route 202 South, Suite 600
Bridgewater, NJ 08807

> **Re: Valeritas Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 21, 2018**
> **File No. 333-226958**

Dear Mr. Timberlake:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed August 21, 2018

Incorporation of Certain Information by Reference, page 82

1. Please provide us your analysis demonstrating whether you are eligible to use incorporation by reference as you have done. We note for example Form S-1 General Instruction VII.D.1(c) and your disclosure in your Form S-1 amended October 5, 2016 that your common stock is penny stock.

Item 17. Undertakings, page II-5

2. Please include the undertaking required by Regulation S-K Item 512(i).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or Russell Mancuso, Branch Chief, at (202) 551-3617 with any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery

cc: Emilio Ragosa, Esq.